UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 20, 2020

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA, 90064
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 20, 2020, MogulREIT I, LLC issued an investor communication relating to the quarter ended March 31, 2020. The text of the investor communication is set forth below.

Q1 2020*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$67,645,000
	TOTAL ASSET VALUE[2]	$194,000,000
	NUMBER OF INVESTMENTS[4]	11
MogulREIT I is a public, non-traded REIT, focused on providing	WEIGHTED AVERAGE INVESTMENT TERM	73 Months
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	DISTRIBUTION FREQUENCY	Monthly
property types including multifamily, retail, office, and industrial.	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[3]	42 Months
KEY OBJECTIVES

● To pay attractive and consistent cash distributions; and

● To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS4

*All data as of March 31, 2020 unless otherwise specified.

1	Aggregate value of all underlying investments in MogulREIT I, LLC based on the then current outstanding investment amount, including outstanding cash as of May 15, 2020.
2	Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable as of May 15, 2020.
3	This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.
4	Based on the then current outstanding investment amount as of May 15, 2020.

2

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE[1]	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2016	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$9.70	8.00%	8.25%

1 All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above. Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

3

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2019	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	4/30	4/1 – 4/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	5/31	5/1 – 5/31	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	6/30	6/1 – 6/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	7/31	7/1 – 7/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
2020	1/31	1/1 – 1/31	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	2/29	2/1 – 2/29	$10.00	$0.0021202186	$9.70	7.80%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0021202186	$9.70	7.80%	8.00%

4

INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the first quarter of 2020 equated to approximately 7.8% on an annualized basis based upon Purchase Price as of 3/31/2020.

The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

PORTFOLIO OVERVIEW†

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL PRINCIPAL ACQUIRED	BALANCE AS OF 3/31/20	INTEREST RATE / YIELD AS OF 3/31/20
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$758,460	10.00%
Highland Place	Centennial, CO	3/22/17	Office	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	9.75%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
2395 29th Ave	San Francisco, CA	2/16/18	Multifamily	Bridge Loan	$4,750,000	$4,750,000	8.00%
Amerigroup Corp HQ	Virginia Beach, VA	5/21/18	Office	Preferred Equity	$1,700,000	$1,700,000	12.00%
Ashlan Park*	Fresno, CA	11/19/18	Retail	Second Mortgage	$3,600,000	$1,414,133	13.00%
Portland Office‡	Portland, OR	11/27/18	Office	Bridge Loan	$3,950,000	$3,950,000	8.50%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	Joint Venture	$4,748,228	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	Joint Venture	$9,177,966	$9,177,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	Joint Venture	$7,000,000	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	Joint Venture	$17,073,848	$17,073,848	N/A
					$60,750,042	$57,322,635

†All assets are performing and paid current unless otherwise indicated.

*The Ashlan Park investment was paid off in April 2020.

‡As of April 11, 2020, the Portland Office loan is in technical default.

5

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 3/31/20): $758,460

Purpose of Investment: The borrower used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Seniority: Preferred Equity

Date Added to REIT: 8/19/2016

Maturity Date: 12/1/2021

Asset Management Update: This is a single-tenant 100% net leased asset. The investment has been amortizing as agreed and over 60% of the principal is paid off. As of April 2020, the tenant is current on its rent.

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 3/31/20): $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2020

Asset Management Update: The property is 99% occupied as of March 2020. As of April 2020, the tenants are current on their rent.

6

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 3/31/20): $1,125,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Seniority: Mezzanine Loan

Date Added to REIT: 6/12/2017

Maturity Date: 5/5/2020

Asset Management Update: The property is 100% occupied as of March 2020. Prior to the novel coronavirus (COVID-19) pandemic (“COVID-19” or “coronavirus”), the borrower was attempting to sell or refinance the asset. Given the new real estate environment since the outbreak of the coronavirus, the borrower wishes to extend our loan and the senior loan by one year. We are actively working with the borrower and senior lender on an extension. As of April 2020, the tenants are current on their rent.

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 3/31/20): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Seniority: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 95% occupied as of December 2019. This portfolio has been moved to our “watch list,” which includes investments whose risk profiles have increased substantially, as a result of COVID-19. While the borrower is current on its interest payments, as of April 2020, approximately 50% of the portfolio has not paid full rent in May 2020, and several tenants have requested rent relief. We are monitoring the situation closely.

7

2395 29TH AVE

Location: San Francisco, CA

Property Type: Multifamily

Total Investment: $4,750,000

Outstanding Balance (as of 3/31/20): $4,750,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund renovations.

Seniority: Bridge Loan

Date Added to REIT: 2/16/2018

Maturity Date: 3/1/2021

Asset Management Update: As of March 2020, the property had one vacancy. Now that the business plan is complete, the borrower is seeking to refinance the asset. As of April 2020, the tenants are current on their rent.

AMERIGROUP CORP HQ

Location: Virginia Beach, VA

Property Type: Office

Total Investment: $1,700,000

Outstanding Balance (as of 3/31/20): $1,700,000

Purpose of Investment: The borrower used the proceeds of the investment to acquire the property.

Seniority: Preferred Equity

Date Added to REIT: 5/21/2018

Maturity Date: 11/10/2023

Asset Management Update: This is a single-tenant 100% net leased asset. In December 2019, the tenant exercised its renewal option. As the borrower has completed the business plan, it is now seeking a refinance or sale. As of April 2020, the tenant is current on its rent.

8

PORTLAND OFFICE

Location: Portland, OR

Property Type: Office

Total Investment: $3,950,000

Outstanding Balance (as of 3/31/20): $3,950,000

Purpose of Investment: Acquire the property and execute on capital expenditures to make the property rent ready for the new tenant, American Medical Concepts.

Seniority: Senior Loan

Date Added to REIT: 11/27/2018

Maturity Date: 12/1/2021

Asset Management Update: The borrower completed the tenant improvements and capital improvements in Q1 2020. This property has been moved to our “watch list” as a result of COVID-19. As of April 11, 2020, the senior loan is in technical default, but, as the senior lender on this property, we believe we are well protected by equity in the asset. In addition, as of April 2020, the tenant who was leasing the building has ceased paying rent, and we are currently working on a loan modification with the borrower.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 3/31/20): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date: N/A

Asset Management Update: The property is 86% occupied as of March 2020. Exterior capital items are over 75% complete, and the property is now amenitized with new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches, and new BBQ grills. Scheduled roof repairs were completed in April. We continue to perform unit renovations, albeit at a slower pace than originally underwritten in order to manage occupancy. As of April 2020, 88% of rents have been collected.

9

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,177,966

Outstanding Balance (as of 3/31/20): $9,177,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 10/9/2019

Maturity Date: N/A

Asset Management Update: The property is 89% occupied as of March 2020. The majority of deferred maintenance and HUD-related violations have been completed. Exterior capital items completed include signage, landscaping and leasing office; however, we are taking a targeted approach for additional exterior work by pausing certain non-essential improvements. As we were able to lease the first three renovated units above our pro forma target, we continue to perform unit renovations, albeit at a slower pace than originally underwritten in order to manage occupancy. As of April 2020, 95% of rents have been collected.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 3/31/20): $7,000,000

Purpose of Investment: Perform capital improvements and implement a mark-to-market and lease-up strategy.

Seniority: Joint Venture Equity

Date Added to REIT: 11/5/2019

Maturity Date: N/A

Asset Management Update: The portfolio is 92% occupied as of March 2020. As of April 2020, rents were collected from all but two small tenants reflecting less than 1.75% of the portfolio square footage.

10

POHLIG BOX FACTORY & SUPERIOR WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Total Investment: $17,073,848

Outstanding Balance (as of 3/31/20): $17,073,848

Purpose of Investment: Acquire and renovate a Class A- two-property, mixed-use apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 2/19/2020

Maturity Date: N/A

Asset Management Update: The property was acquired in February 2020, and it is 94% occupied as of March 2020. We are taking a targeted approach to exterior capital projects by pausing certain non-essential improvements, and we are performing unit renovations at a slower pace than originally underwritten in order to manage occupancy. As of April 2020, 100% of rents have been collected.

11

PAYOFFS

RIVERSIDE OFFICE PORTFOLIO

Location: Riverside, CA

Property Type: Office

Total Investment: $2,500,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Mezzanine Loan

Date Added to REIT: 10/22/2018

Maturity Date: 11/9/2020

Asset Management Update: The borrower completed the business plan at the largest building (2300 Market) and sold the property in March 2020. A portion of the proceeds was used to pay off our mezzanine loan in full.

NAUGATUCK VALLEY SHOPPING CENTER

Location: Waterbury, CT

Property Type: Retail

Total Investment: $3,000,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Preferred Equity

Date Added to REIT: 10/23/2018

Maturity Date: 4/1/2023

Asset Management Update: With the largest tenants leased through 2020 and the property over 95% leased, the borrower refinanced the asset in March 2020. The proceeds were used to pay off our preferred equity investment in full.

12

ASHLAN PARK

Location: Fresno, CA

Property Type: Retail

Total Investment: $3,600,000

Outstanding Balance (as of 3/31/20): $3,600,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property.

Seniority: Second Secured Mortgage

Date Added to REIT: 11/19/2018

Maturity Date: 8/1/2020

Asset Management Update: The borrower completed its parcelization of the property in December 2019. The borrower completed four parcel sales in January 2020, which fully paid off the senior loan and paid off approximately two-thirds of MogulREIT I’s mezzanine loan. In April 2020, the borrower completed a fifth parcel sale, and the proceeds were used to pay off our mezzanine loan in full.

13

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I. We have now provided 42 consecutive months of distributions, totaling over $10.2MM. To date, 5,624 investors have invested $72.4MM into the REIT. We are also happy to share that over 64% of investors have enrolled in the distribution reinvestment plan, allowing their distributions the potential to compound over time.

Regarding the makeup of the portfolio, as of Q1 2020, MogulREIT I had 12 investments with the underlying real estate spread across 7 states. After Q1 2020, our investment in the second secured mortgage for Ashlan Park paid off in full. Of the 22 loans that we have originated, 15 have paid off in full, and we are proud of this track record to date.

MACRO OVERVIEW

As of December 31, 2019, we believed the US economy was in the late stages of a recovery. July 2019 marked the milestone for the longest economic expansion in U.S. history, and the economy continued this positive trend into 2020. Compared to previous periods of expansion in the post-war era, job growth and GDP growth were slower, and we believe that this slow, steady growth helped prolong the expansion. We view the markets with concern, however, as there are multiple global and domestic risks that have disrupted and may continue to disrupt growth, including the ongoing trade negotiations with China, potential global recession, increasing political tension, especially as we enter the election year, and the recent global outbreak of the coronavirus (COVID-19) pandemic.

As a result of the global outbreak of the coronavirus, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the coronavirus outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future performance and future financial results as well as the commercial real estate industry. We are closely monitoring the impact of the coronavirus pandemic on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or slowdown in the economy, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

14

GDP GROWTH

As of year-end 2019, we believed the U.S. economy was in the late stages of the economic cycle, and there would be moderated economic expansion as a result. Outlooks from J.P. Morgan and Wells Fargo expected U.S. GDP growth of 1.8% and 1.7%, respectively, for 2020. Universally, forecasts have changed since that time as a result of the Covid-19 pandemic. In Q1 2020, the U.S. economy shrank by 4.8% quarter over quarter at a seasonally adjusted annual rate, ending the longest period of expansion in the country’s history. J.P. Morgan is now predicting a U-shaped recession, with a fall, stall and surge, while Wells Fargo is anticipating a V-shaped recession, citing the Fed’s targeted economic policies as a catalyst for a recovery.

EMPLOYMENT AND WAGE GROWTH

Since 2009, the unemployment rate had been trending downwards, reaching 3.5% as of February 2020, which was the lowest level in 50 years according to the Department of Commerce. This has changed dramatically, however, as a result of COVID-19. In April 2020, the U.S. Bureau of Labor Statistics (“BLS”) reported an unemployment rate of 14.7%.

15

IMPACT OF MONETARY POLICY

In July 2019, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued three rate cuts of 0.25 percentage points each, bringing the Federal Funds Rate down to 1.55% as of December 2019. As a result of COVID-19, the Fed took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. Despite the rate drop, non-GSE real estate lenders have backed off from loan originations during this disruptive period.

During this time, Congress also passed the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals. It remains to be seen if these measures will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

16

INVESTMENT STRATEGY

As an income-focused vehicle, MogulREIT I historically consisted of higher yielding debt and debt-like investments, targeting borrowers with value-add business plans for their assets, such as property redevelopment and lease-up of vacant or soon to be vacant spaces. Due to the transitional nature of the underlying properties, the loans that we originated carried higher interest rates to price in the risk.

With the decline in interest rates throughout the second half of 2019, our outlook for high-yielding debt investments softened, and our underwriting for such investments did not provide us with attractive risk-adjusted returns, especially given the riskier business plans for borrowers of high interest debt. What we saw, instead, was the equity markets were becoming more attractive from a risk-adjusted return perspective as interest rates trended lower. In other words, we saw more opportunity as a borrower than as a lender. Because of these market indicators, we decided to pause on new debt investments for MogulREIT I and focus on preferred equity and joint venture equity investments. We underwrote what we believe are better risk-adjusted returns coming in as joint venture equity, primarily as a result of the potential upside that one receives on an equity investment and the favorable interest rate environment for borrowers.

We have now made four joint venture equity investments - La Privada Apartments in El Paso, TX, The Hamptons Apartments in Virginia Beach, VA, Columbus Office Portfolio in Columbus, OH and Pohlig Box Factory & Superior Warehouse in Richmond, VA. These investments are similar in that we expect them to maintain higher cash flow throughout the hold period, while potentially mitigating risk due to the large number of tenants at each property.

While we believe that our portfolio has largely weathered the COVID-19 pandemic thus far, we have moved two investments to our “watch list,” which includes investments whose risk profiles have increased substantially: the Portland Office and Texas Retail Portfolio investments. While the Texas Retail Portfolio to date has made all payments due to us in full and on time, the underlying tenants at the retail properties are struggling to continue to pay rent as a result of COVID-19 quarantines and certain tenants have ceased paying rent. We are monitoring the situation closely. Regarding the Portland Office investment, it is in technical default, but, as the senior lender on this property, we believe we are well protected by equity in the asset and we are currently working on a loan modification with the borrower. While we have moved this investment to the watch list, we do remain comfortable with our loan-to-value on this transaction and do not expect any loss. We are actively working through these situations with our core value of investor protection top of mind.

Since the disruption in March, the best performing real estate asset classes have been industrial, such as data centers, self storage and warehouse, and residential, the latter of which have comprised the majority of our joint venture acquisitions. We are taking a targeted approach to exterior capital projects by pausing certain non-essential improvements, and we are performing unit renovations at a slower pace than originally underwritten in order to manage occupancy.

Similarly, we are approaching new investments with practicality and defensiveness. We continue to target acquisitions in multifamily due to their historic resiliency and office with high quality tenants, specifically those with triple net leases. Generally, we are underwriting cautious business plans in Year 1, and potential changes include removing unit renovations, increasing bad debt and/or removing rent growth for Year 1. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

As we look forward for MogulREIT I, we intend to continue the strategy of seeking optimal risk-adjusted returns. We plan to acquire joint venture equity investments located in resilient secondary and tertiary markets; and we will also continue to seek fixed income investments to the extent the risk profiles meet our investment criteria. We want MogulREIT I to be well-positioned to spend the next 5 to 10 years holding and growing assets. Our goal for this REIT is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase and return investors’ capital contribution. We have positioned MogulREIT I to be an income-focused REIT, and this strategy continues to support that positioning.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

17

NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 3/31/2020)* $10.00	NAV PER SHARE (AS OF 3/31/20) $9.45

* Prior to April 30, 2020, our offering price per share was equal to the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). On April 30, 2020, we disclosed that, given the unprecedented level of disruption and ongoing uncertainty caused by the COVID-19 pandemic, and after carefully considering the potential impact of COVID-19 on our portfolio, our Manager has determined that it is in the best interests of our shareholders to change the offering price per share to equal $9.45, our most recently announced NAV per share, which calculation of our offering price per share shall remain in effect until further notice. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular).

The net asset value (“NAV”) per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q4 2019 Investor Letter

Q3 2019 Investor Letter

Q2 2019 Investor Letter

Q1 2019 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and Chief Financial Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	May 20, 2020

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